United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6

RE:    American Media Systems Co.

Registration Statement on Form SB-2
Comments to Amendment 1.
File No. 333-123169

COMMENT: 1 PROSPECTUS SUMMARY

SUPLEMENTAL DISCLOSURE

In response to staff comment we have amended our disclosure throughout the filing to provide updated financial and securities information.

AMENDED DISCLOSURE Summary financial data, page 4, paragraph 1

	Period Ended December 31, 2004	Three Months Ended March 31, 2005

Revenues	$ 0	$ 0
Operating Expenses	$ 8,714	$ 19,603
Earnings (Loss)	$ (8,714)	$ (19,603)
Earnings (Loss) Per Share	$ (0.01)	$ (0.02)
	As at December 31, 2004	As at March 31, 2005

Total Assets	$ 43,704	$ 41,203
Working Capital (Deficit)	$ (7,341)	$ (10,043)
Stockholder's Equity	$ 36,362	$ 31,159

AMENDED DISCLOSURE, Risk factors, page 5, paragraph 1

As of December 31, 2004 and March 31, 2005 we had a working capital deficit of $7,341 and $10,043, respectively.

AMENDED DISCLOSURE, Risk factors, page 6, paragraph 11

You will suffer immediate and substantial dilution. On March 31, 2005 the book value per share was $ 0.031 and the public offering price is set at $0.05 per share. As a consequence new investors will experience an immediate dilution of $ 0.010 per share if we raise the maximum and $0.014 if we raise the minimum.

AMENDED DISCLOSURE, Dilution, page 8, paragraph 3

Our book value as of March 31, 2005, was $0.031 per share. Without taking into account any changes in our book value up to June 20, 2005 and giving effect to the sale of 2,000,000 shares of common stock offered hereby and after deducting estimated offering expenses payable by us, the pro forma book value at June 20, 2005 would have been approximately $121,159 or $0.040 per share. This amount represents an immediate dilution to new investors of $0.010 per share. If we sell only 1,000,000 shares the pro forma book value at June 20, 2005 would have been approximately $71,159 or $0.036 per share. This amount represents an immediate dilution to new investors of $0.014 per share.

The following table illustrates this dilution per share:

Public offering price per share		$0.050
Book value per share March 31, 2005		$0.031
	Minimum sold	Maximum sold
Book value per share after offering	$0.036	$0.040
Increase per share to existing stockholders	$0.005	$0.009
Dilution per share to new investors	$0.014	$0.010

AMENDED DISCLOSURE, Security ownership, page 12, paragraph 1

The following table sets forth, as of June 20, 2005, the number of shares of common stock outstanding and the percentage of shares of common stock purchased by the existing stockholders and by the investors purchasing shares of common stock in this offering:

AMENDED DISCLOSURE, Description of securities, page 12, paragraph 2

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.00001 par value. As of June 20, 2005, there were 1,000,000 common shares outstanding.

AMENDED DISCLOSURE, History of operations, page 20, paragraph 3

As of March 31, 2005, we have not had any revenue and have generated $28,317 net loss from operations.

AMENDED DISCLOSURE, Management discussion and plan of operations, page 20, paragraph 4

Through March 31, 2005, we incurred an operating loss of $28,317since inception. The major components to expenses faced by the company to date through to March 31, 2005 have been consulting fees of $14,775, auditing fees of $3,852, depreciation of $ 3,200, and legal fees of $ 2,805 associated with preparing this registration statement. The balance of our expenses to date have been rent of $2,400, research and development fees of $859 associated with our products as well as devloping the company web site for $426. The Company has $3,692 due to related parties and accrued liabilities of $6,352.

AMENDED DISCLOSURE, Management discussion and plan of operations, page 20, paragraph 7

As of March 31, 2005, we have not generated revenue. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

AMENDED DISCLOSURE, Market for common equity, page 21, paragraph 4

As of June 20, 2005 we had 1,000,000 issued and outstanding shares of common stock and 1 stockholder of record. We do not have any outstanding options, warrants or other arrangements providing for the issuance of additional shares of our capital stock. Of the 1,000,000 shares of common stock outstanding as of June 20, 2005, none of these shares were eligible for resale pursuant to Rule 144 of the 1933 Act.

COMMENT: 2 RISK FACTORS

AMENDED DISCLOSURE, Risk factors, page 5, paragraph 3

Our sole officer and director established his own internal controls over our financial reporting, disclosure controls and procedures. He is responsible for monitoring these controls and has limited experience that may lead to errors and omissions. Our sole officer and director is responsible for maintaining our financial reporting, including proper accounting records, selecting appropriate accounting principles, safeguarding assets and complying with relevant laws and regulations. His lack of experience may lead to inadequate controls and procedures resulting in errors and omissions that may go undetected and jeopardise the viability of our firm, resulting in the total loss of your investment.

COMMENT: 3 PLAN OF DISTRIBUTION

AMENDED DISCLOSURE, Prospectus cover, page 1, paragraph 1

Our president may purchase an unlimited number of shares to meet the minimum offering resulting in only a small number of unaffiliated investors owning stock in the company. This will enable our president to control or influence all matters subject to stockholders vote and make it difficult for us to establish a liquid public market, reducing your ability to sell your shares.

AMENDED DISCLOSURE, Prospectus summary, page 3, paragraph 3

Our president however may purchase an unlimited number of shares to meet the minimum enabling him to control or influence all matters subject to stockholders vote. This may result in only a small number of unaffiliated investors owning stock in the company thereby limiting your influence on our corporate governance, our ability to establish a liquid public market and your ability to sell your shares.

AMENDED DISCLOSURE, Risk factor, page 6, paragraph 9

Our president may purchase an unlimited number of shares to meet the minimum offering enabling him to control or influence all matters subject to stockholders vote. This may result in only a small number of unaffiliated investors owning stock in the company. This will limit your influence on our corporate governance and make it difficult for us to establish a liquid public market and reduce your ability to sell your shares.

COMMENT: 4 DESCRIPTION OF BUSINESS

AMENDED DISCLOSURE, Use of Proceeds, page 7, paragraph 3

Any cost that may be incurred in securing additional agency agreements have been accounted for in the use of proceeds table above.

AMENDED DISCLOSURE, Description of Business, page 15, paragraph 5

Any cost that may be incurred in securing additional agency agreements have been accounted for in the use of proceeds table on page 7.

COMMENT: 5 SIGNATURES

AMENDED DISCLOSURE, Signatures, page 46, paragraph 2

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver State of British Columbia on June 20, 2005.

American Media Systems Co.

Signature	Title	Date

/s/ Alexander Vesak Alexander Vesak	President, Chief Executive Officer, Chief Financial Officer, principal accounting officer, and sole Director	June 17, 2005

COMMENT: 6 EXHIBITS

AMENDED DISCLOSURE, financial statements, page 23

We have provided updated legality opinion as exhibit 5.1